

October 6, 2010

John Gandolfo
Chief Financial Officer
Bacterin International Holdings, Inc.
600 Cruiser Lane
Belgrade, MT 59714

      Re: **Bacterin International Holdings, Inc.**
              Item 4.01 Form 8-K
              Filed September 24, 2010
              File No. 333-158426

Dear Mr. Gandolfo:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        James A. Allegretto
                        Sr. Assistant Chief Accountant